File No. 70-8977

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          FORM U-1
____________________________________________________________

                       AMENDMENT NO. 1
                             to
                   APPLICATION-DECLARATION
                            under
       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________________________

                    Entergy Corporation
                     639 Loyola Avenue
               New Orleans, Louisiana  70113
         (Name of company filing this statement and
          address of principal executive offices)
                ____________________________

                     Entergy Corporation

       (Name of top registered holding company parent
               of each applicant or declarant)
               ______________________________

                     Gerald D. McInvale
       Sr. Vice President and Chief Financial Officer
                     Entergy Corporation
                       P.O. Box 61005
                New Orleans, Louisiana  70161

           (Name and address of agent for service)
              ________________________________

   The Commission is also requested to send copies of any communications in connection with this matter to:

                  Laurence M. Hamric, Esq.
                    Mark W. Hoffman, Esq.
                   Entergy Services, Inc.
                      639 Loyola Avenue
                   New Orleans, LA  70113


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Item 2.        Fees, Commissions and Expenses

          The fees, commissions and expenses to be paid or

incurred, directly or indirectly, in connection with the

proposed transactions are estimated to be $301,000,

consisting of an estimated filing fee of $17,000 in

connection with the filing of an additional Registration

Statement with the Securities and Exchange Commission, fees

and expenses of Entergy Services, Inc. (including in-house

counsel) estimated at $149,000, brokers' commissions

estimated at $50,000, transfer agent's estimated fees of

$19,000, estimated printing expenses of $39,000, and stock

exchange listing fees estimated at $27,000.


Item 6.        Exhibits and Financial Statements

          (a)  Exhibits:

               F.   Opinion of Counsel (Laurence M. Hamric,
Esq.)

                         SIGNATURES



     Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned company has

duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.



                              Entergy Corporation


                              By:  /s/ Michael G. Thompson
                                   Michael G. Thompson
                                Senior Vice President and
                                   Chief Legal Officer
Dated:January 30, 1997